Exhibit 99

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company
ASB Holdings Limited	HC (NZ registered)
Commonwealth Bank Officers Superannuation Corporation Pty Limited	EP (AU registered)
Colonial Holding Company Limited	HC (AU registered)
ASB Bank Limited	HC (NZ registered)
Commonwealth Insurance Holdings Limited	HC (AU registered)
ASB Group Investments Limited	IA (NZ registered)
Capital 121 Pty Limited	HC (AU registered)
Avanteos Investments Limited	IA (AU registered)
Colonial First State Investments Limited	IV (AU registered)